Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

September 13, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Kim McManus, Senior Counsel

Washington, D.C. 20549

RE:	Syndicated Resorts Association, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 21, 2018
File No. 333-222314

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 4 to Registration Statement on Form S-1 for Syndicated Resorts Association, Inc. (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated September 5, 2018 (the “Comment Letter”) in response to the filing of the amendment to the Company’s Registration Statement on Form S-1 (as amended, originally filed in December 2017). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

Item 15. Recent Sales of Unregistered Securities, page 35

1.                  Please revise to state the date of sale and identify the persons or class of persons to whom you sold securities during the six months ended June 30, 2018. See Item 701 of Regulation S-K. Please also tell us how you solicited and negotiated the private offering concurrent with the registered offering. Refer to Securities Act Release No. 8828 and Securities Act Sections CDI 139.25.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to state the date of sale and to identify the persons or class of persons to whom it sold securities during the six months ended June 30, 2018. Further, in connection with the referenced private offering, Mr. William Barber, the sole officer and director of the Company, solicited and negotiated the referenced private offering. The investors who participated in the referenced private offering were individuals with whom Mr. Barber had a pre-existing personal relationship. No general solicitation was used in connection with the sale of stock sold under the referenced private offering.

*      *      *      *

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be copied to jlagman.tibercreek@gmail.com.

Sincerely,

/s/ Jarvis J. Lagman
Jarvis J. Lagman, Esq.
Cassidy & Associates

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